    James W. Cuminale

    Chief Legal Officer

October 23, 2013

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Nielsen Holdings N.V. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which was filed with the Securities and Exchange Commission on October 23, 2013.

Respectfully submitted,

Nielsen Holdings N.V.

/s/ James W. Cuminale
Name:	James W. Cuminale
Title:	Chief Legal Officer

The Nielsen Company
40 Danbury Road, Wilton, CT 06897
tel 203-563-3155 fax 203-563-2876
james.cuminale@nielsen.com